

October 1, 2013

<u>Via E-mail</u>
Robert S. Ehrlich
Chief Executive Officer
Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, MI 48108

      Re: **Arotech Corporation**
               Preliminary Proxy Statement on Schedule 14A
               Filed August 12, 2013
               File No. 000-23336

Dear Mr. Ehrlich:

We have completed our review of your filings pending the filing of the definitive proxy statement that removes Proposal No. 5 related to the quasi reorganization. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Steven M. Skolnick (via E-mail)